Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-140672
February 12, 2008
FREE WRITING PROSPECTUS
This free writing prospectus should be read together with the preliminary prospectus dated January 10, 2008 relating to this offering (the “Preliminary Prospectus”), included in Post-Effective Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-140672) relating to securities being registered thereby. The most recent Registration Statement can be accessed through the following link:
http://www.sec.gov/Archives/edgar/data/1388319/000095014408000140/g05278p4posam.htm
The following information supplements and updates the information contained in the Preliminary Prospectus.
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Underwriters of the Offering
Dawson James Securities, Inc. will be acting as the sole underwriter in the offering instead of, as previously indicated in the Preliminary Prospectus, as a joint underwriter with Merriman Curhan Ford & Co. Merriman Curhan Ford & Co. will not have any rights to provide us any future investment banking services.
The Offering

Common stock offered by us	1,100,000 shares (excluding option to purchase up to 165,000 additional shares to cover over-allotments). This represents a 100,000 share increase from the 1,000,000 shares included in the Preliminary Prospectus.

Common stock to be outstanding after this offering	14,447,138 shares.

Initial public offering price per share	$5.25 per share. This represents a price per share below the price range of $6.00 to $8.00 indicated in the Preliminary Prospectus.

Use of proceeds	Based upon an initial public offering price of $5.25 per share:
•	we estimate that our net proceeds from the sale of shares of our common stock in this offering, after deducting underwriting discounts and commissions and estimated offering costs of approximately $4.3 million, will be approximately $1.5 million (or $2.3 million if the underwriters exercise their over-allotment option in full); and

•	we expect to generate approximately $4.6 million of cash proceeds from this offering (or $5.4 million if the underwriters exercise their over-allotment option in full), which is approximately $3.1 million greater than the estimated net proceeds of this offering due to our prior payment of $3.1 million of various offering expenses.

As indicated in the Preliminary Prospectus, we expect to use the net proceeds from this offering:
•	to commence full scale enrollment in MARVEL Trial;

•	for projected payments pursuant to our license agreements;

•	to repay a portion of principal and accrued interest on certain debt obligations; and

•	for other general corporate purposes.

The amounts expected to be used for such purpose has not changed from the amounts indicated in the Preliminary Prospectus, except that we will have less cash available for other general corporate purposes.

Underwriter Warrants	As additional compensation, we have agreed to issue to the underwriters warrants to purchase up to 77,000 shares of our common stock (or up to 88,550 shares if the underwriters exercise their over-allotment option in full). The underwriters’ warrants are not exercisable during the first year after the date of the final prospectus, and thereafter are exercisable at a price per share equal to $6.5625 (125% of the offering price) for up to five years from the initial date of effectiveness of the registration statement on Form S-1 filed in connection with the offering.

Pro forma balance sheet data (giving effect to our sale of common stock in this offering)	Based on an offering price of $5.25 per share, as of September 30, 2007, on a pro forma basis, cash and cash equivalents would have been approximately $13.1 million, working capital would have been approximately $4.7 million, total assets would have been approximately $16.5 million and total shareholders’ equity would have been approximately $3.9 million.

Pro forma capitalization (giving effect to our sale of common stock in this offering)	Based on an offering price of $5.25 per share, as of September 30, 2007, on a pro forma basis, additional paid-in capital would have been approximately $77.6 million, total shareholders’ equity would have been approximately $3.9 million and total capitalization would have been approximately $7.3 million.

Risk factors	As a result of the increase in the number of shares offered, the decrease in the initial public offering price, and our Executive Chairman’s stated intent to purchase 114,286 shares in this offering, the Risk Factors entitled:

•	“We will need substantial additional funding and may be unable to raise capital when needed. An inability to obtain additional financing on acceptable terms could adversely affect our business, financial condition, results of operations, and could even prevent us from continuing our business.” on pages 11-12 of the Preliminary Prospectus;

•	“Our existing shareholders, including Mr. Leonhardt, have significant control of our management and affairs, which they could exercise against your best interests.” on pages 37-38 of the Preliminary Prospectus;

•	“If you purchase shares of common stock sold in this offering, you will experience immediate and substantial dilution. You may also experience dilution in the future.” on page 39 of the Preliminary Prospectus; and

•	Following this offering, a substantial number of our shares of common stock will become available for sale in the public market, which may cause the market price of our stock to decline.” on page 39 of the Preliminary Prospectus, have been revised as set forth on pages 3-6 below.

Dilution	As a result of the increase in the number of shares offered and the decrease in the initial public offering price, the “Dilution” section on page 46 of the Preliminary Prospectus has been revised as set forth on pages 6-7 below to reflect the increase in the number of shares being offered and the decrease in the offering price.

Shares eligible for future sale	As a result of the increase in the number of shares offered and our agreement to secure lock-up agreements from all of our existing shareholders, the “Shares Eligible for Future Sale” section on page 144 of the Preliminary Prospectus has been revised as set forth on pages 8-9 below.
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RISK FACTORS
We will need substantial additional funding and may be unable to raise capital when needed. An inability to obtain additional financing on acceptable terms could adversely affect our business, financial condition, results of operations, and could even prevent us from continuing our business.
Based upon an assumed initial public offering price of $5.25 per share, we expect to generate approximately $4.6 million of additional cash from this offering, which is $3.1 million greater than the estimated net proceeds of the offering due to our prior payment of various offering expenses. Even if we secure approximately $4.6 million of cash proceeds in connection with this offering, we believe that, after six months, we will require substantial future capital in order to continue the research and development, preclinical and clinical programs, and regulatory activities necessary to obtain regulatory approval of our product candidates. For instance, we anticipate that we will need to raise or generate an additional $9.7 million of funds to finance the completion of the MARVEL Trial. In addition, subject to obtaining regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses for product sales and marketing, manufacturing the product and/or securing commercial quantities of product from manufacturers and product distribution. We also anticipate that we will need to raise additional funds to satisfy our outstanding debt obligations and make projected payments under our license agreements.
The extent of our need for additional capital will depend on numerous factors, including, but not limited to:
•	the scope, rate of scientific progress, results and cost of our clinical trials and other research and development activities;

•	the costs and timing of seeking FDA and other regulatory approvals;

•	our ability to obtain sufficient third-party insurance coverage or reimbursement for our product candidates;

•	the effectiveness of commercialization activities (including the volume and profitability of any sales achieved);

•	our ability to establish additional strategic, collaborative and licensing relationships with third parties with respect to the sales, marketing and distribution of our products, research and development and other matters and the economic and other terms and timing of any such relationships;

•	the ongoing availability of funds from foreign governments to build new manufacturing facilities;

•	the costs involved in any potential litigation that may occur;

•	decisions by us to pursue the development of new product candidates or technologies or to make acquisitions or investments; and

•	the effect of competing products, technologies and market developments.
We have no commitments or arrangements from third parties for any additional financing to fund the research and development and commercialization of any of our product candidates. We may need to seek substantial additional financing through public and/or private financing, which may include equity and/or debt financings, and through other arrangements, including collaborative arrangements. However, financing may not be available when we need it, or may not be available on acceptable terms. Our ability to obtain additional debt financing may be limited by the amount of, terms and restrictions of our then current debt. For instance, we do not anticipate repaying the BlueCrest Loan until its scheduled maturity in May 2010. Accordingly, until such time, we will generally be restricted from, among other things, incurring additional indebtedness or liens, with limited exceptions. See “— We have a substantial amount of debt...” and “— Our outstanding indebtedness to BlueCrest Capital Finance, L.P. imposes certain restrictions...” Additional debt financing, if available, may involve restrictive covenants that limit or further limit our operating and financial flexibility and prohibit us from making distributions to shareholders. If we raise additional funds by issuing equity, equity-related or convertible securities, the economic, voting and other rights of our existing shareholders, including investors who purchase shares in this offering, may be diluted, and those securities may have rights superior to those of our common stock. If we obtain additional capital through collaborative arrangements, we may be required to relinquish greater rights to our technologies or product candidates than we might otherwise have or become subject to restrictive covenants that may affect our business. If we are unable to raise additional funds when we need them, we may be required to delay, scale back or eliminate expenditures for our development programs, curtail efforts to commercialize our product candidates or reduce the scale of our operations, any of which could adversely affect our business, financial condition, results of operations, and could even prevent us from continuing our business at all.
Also, based on our cash balances as of December 31, 2007, if we fail to obtain additional funding within the next few weeks, there is a risk that our independent registered public accounting firm will include a qualification in their report with respect to our financial statements for the year ended December 31, 2007 expressing substantial doubt about our ability to continue as a going concern if we fail to raise additional capital.
Our existing shareholders, including Mr. Leonhardt, have significant control of our management and affairs, which they could exercise against your best interests.
Immediately following the completion of this offering, based on shares outstanding as of January 31, 2008 and assuming our Executive Chairman purchases 114,286 shares in this offering, our executive officers and directors and persons and entities that were our shareholders prior to this offering will beneficially own an aggregate of approximately 93.2% of our outstanding common stock, or approximately 92.1% of our outstanding common stock if the underwriters’ over-allotment option is exercised in full. In particular, Mr. Leonhardt will own approximately 32.5% of our outstanding common stock immediately following this offering, or approximately 32.2% of our outstanding common stock if the underwriters’ over-allotment option is exercised in full, in each case based on shares outstanding as of January 31, 2008. As a result, Mr. Leonhardt currently has, and will continue to have, a significant influence over the outcome of all corporate actions requiring shareholder approval. Consequently, this concentration of ownership may have the effect of delaying or preventing a change of control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if such a change of control would benefit our other shareholders. The interests of these shareholders may not coincide with our interests or the interests of other shareholders.
If you purchase shares of common stock sold in this offering, you will experience immediate and substantial dilution. You may also experience dilution in the future.
The initial public offering price per share is substantially higher than the net tangible book value per share immediately after the offering. As a result, you will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. Based on an initial public offering price of $5.25 per share, you will incur immediate and substantial dilution of $5.12 in the net tangible book value per share of the common stock from the price you paid. We also have outstanding stock options to purchase 2,170,080 shares of our common stock at a weighted average exercise price of $5.33 per share as of the end of the third quarter of 2007 and outstanding warrants to purchase 2,149,903 shares of our common stock at a weighted average exercise price of $7.51 per share as of the end of the third quarter of 2007. To the extent that options and warrants with an exercise price less than the initial public offering price are exercised, there will be further dilution.
Under certain of our patent license agreements, including our license agreements with Cell Transplants International and the Cleveland Clinic, we are required to make certain large milestone payments upon our achievement of certain development and commercialization objectives. We may be required to or, to the extent we do not have the cash resources necessary to satisfy our obligations may seek to, issue shares or other securities in satisfaction of our financial obligations under these license agreements. To the extent we issue shares at a price per share less than the initial public offering price per share, you will incur dilution in the net tangible book value per share.
Following this offering, a substantial number of our shares of common stock may become available for sale in the public market, which may cause the market price of our stock to decline.
Sales of our common stock in the public market following this offering, or the perception that those sales may occur, could cause the market price of our common stock to decline. After the closing of this offering, we will have 14,447,138 shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants. Of these shares, the 1,100,000 shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by any of our “affiliates” as that term is defined in Rule 144 under the Securities Act.
The remaining 13,347,138 shares of common stock outstanding held by existing shareholders are “restricted” shares as that term is defined in Rule 144 and are either (i) subject to lock-up agreements with the underwriters or (ii) subject to shareholders agreements with us which require the registered holders of the shares to execute lock-up agreements with the underwriters. Though these restricted shares subject to lock-up agreements may be eligible for earlier sale under the provisions of the Securities Act, absent a waiver of the lock-up agreements with Dawson James Securities, Inc., none of these locked-up shares may be sold until at least 181 days after the date of this prospectus.
Any or all shares subject to the lock-up agreements may be released, without notice to the public, for sale in the public markets prior to expiration of the lock-up period at the discretion of Dawson James Securities, Inc.
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DILUTION
If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma net tangible book value per share of our common stock after completion of this offering.
Our net negative tangible book value as of September 30, 2007 was approximately $2.7 million, or approximately $0.20 per share of our common stock. Net tangible book value per share is determined at any date by subtracting our total liabilities from our total tangible assets (total assets less intangible assets) and dividing the difference by the number of our shares of common stock deemed to be outstanding at that date. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after completion of this offering.

After giving effect to the sale of 1,100,000 shares offered by us in this offering at an initial public offering price of $5.25 per share, and after deducting estimated underwriting discounts and commissions and our estimated offering expenses, our pro forma net tangible book value as of September 30, 2007 would have been approximately $1.8 million, or approximately $0.13 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $0.33 per share to existing shareholders and an immediate dilution in pro forma net tangible book value of $5.12 per share to new investors. The following table illustrates this per share dilution:

Initial public offering price per share		$5.25
Net negative tangible book value per share as of September 30, 2007	$(0.20)
Pro forma increase in net tangible book value per share attributable to this offering	$0.33

Pro forma net tangible book value per share after this offering		$0.13

Dilution per share to new investors		$5.12

The following table summarizes as of September 30, 2007, the number of shares of our common stock purchased from us, the total consideration paid to us, and the average price per share paid to us by our existing shareholders and to be paid by new investors purchasing shares of our common stock in this offering based on an initial public offering price of $5.25 per share, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares purchased		Total consideration
					Average price
	Number	Percentage	Amount	Percentage	per share
Existing stockholders	13,333,345	92.4%	$55,587,589	90.6%	$4.17
New investors	1,100,000	7.6%	$5,775,000	9.4%	$5.25

Total	14,433,345	100.0%	$61,362,589	100.0%	$4.25

The number of shares of common stock outstanding in the table above is based on the number of shares outstanding as of September 30, 2007, reflects a 1-for-1.6187 reverse stock split that became effective on September 27, 2007 and excludes:
•	an aggregate of 2,170,080 shares of common stock issuable upon exercise of outstanding options under our stock option plans, with a weighted average exercise price of $5.33 per share;

•	an aggregate of 901,096 additional shares of common stock reserved for future awards under our stock option plans; and

•	an aggregate of 2,149,903 shares of common stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $7.51 per share.
From October 1, 2007 through January 31, 2008, we issued options to purchase an aggregate of 6,800 shares of our common stock with an exercise price of $8.47 per share and warrants to purchase 101,933 shares of our common stock with a weighted average exercise price of $7.69 per share. We also issued, in this same period, an aggregate of 13,514 shares of our common stock upon the exercise of options with an exercise price of $5.67 per share and 279 shares in lieu of issuing fractional shares in connection with the reverse stock split.
If the underwriters exercise their over-allotment option in full, the net tangible book value per share after completion of this offering would be $0.18 per share, the increase in net tangible book value per share to existing shareholders would be $0.38 per share and the dilution in net tangible book value to new investors would be $5.07 per share.
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SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options and warrants, in the public market after this offering or the anticipation of those sales could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities.
Sale of Restricted Shares and Lock-Up Agreements
After the closing of this offering, we will have 14,447,138 shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants. Of these shares, the 1,100,000 shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by any of our “affiliates” as that term is defined in Rule 144 under the Securities Act.
The remaining 13,347,138 shares of common stock outstanding held by existing shareholders are “restricted” shares as that term is defined in Rule 144 and are either (i) subject to lock-up agreements with the underwriters or (ii) subject to shareholders agreements with us which require the registered holders of the shares to execute lock-up agreements with the underwriters. Though these restricted shares subject to lock-up agreements may be eligible for earlier sale under the provisions of the Securities Act, absent a waiver of the lock-up agreements with Dawson James Securities, Inc., none of these locked-up shares may be sold until at least 181 days after the date of this prospectus. Lock up agreements covering 8,022,792 of these 13,347,138 shares provide for the automatic extension of the 180-day restricted period if: (1) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 180-day restricted period, we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the earnings release is issued or the material news or material event occurs.
As of January 31, 2008, approximately 11,651,270 restricted shares were eligible for resale under Rule 144(k) without regard to any volume or manner of sale restrictions and approximately 1,085,054 additional restricted shares are eligible for resale under Rule 144 or Rule 701, subject to the volume, manner of sale and other limitations under those rules. The remaining 610,814 restricted shares will become eligible for resale under Rule 144 from time to time after the date of this prospectus upon expiration of their respective holding periods. These amounts do not take into consideration the effect of the various lock-up agreements described above or the effect of the new rules approved by the Securities and Exchange Commission expected to become effective on February 15, 2008. In addition, as of January 31, 2008, there were outstanding options to purchase 2,160,199 shares of common stock and warrants to purchase 2,251,836 shares of common stock. Approximately 40% of the shares issued upon exercise of these options and warrants will be subject to lock-up agreements.
Rule 144 and Rule 144(k)
In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year is entitled to sell within any three-month period up to that number of shares that does not exceed the greater of: (i) 1% of the number of shares of common stock then outstanding, which immediately following this offering is expected to equal 144,472 shares, or (ii) the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale. Sales under Rule 144 are also subject to certain “manner of sale” provisions and notice requirements and to the requirement that current public information about the issuer be available. Under Rule 144(k), a person who is not deemed to have been an affiliate of the issuer at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.
Effective February 15, 2008, the Securities and Exchange Commission approved certain changes to Rule 144 including changes allowing non-affiliates of reporting companies to freely resell restricted securities (i) after satisfying a six-month holding period, subject to public information requirements, and (ii) after satisfying a 12-month holding period.
Rule 701
Rule 701 under the Securities Act permits resales of qualified shares held by some affiliates in reliance upon Rule 144 but without compliance with some restrictions, including the holding period requirement, of Rule 144. Rule 701 further provides that non-affiliates may sell shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. Any of our employees, officers, directors or consultants who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Holders of shares of common stock to which Rule 701 is applicable are, in addition to any restrictions imposed by a lock-up agreement, required to wait until 90 days after the date of this prospectus before selling shares. The holders of approximately 124,976 outstanding shares of our common stock will be eligible to sell these shares 90 days after the date of this prospectus in reliance on Rule 701. All of the shares issued pursuant to Rule 701 are subject to the various lock-up agreements and arrangements described above.
We intend to file, shortly after the effectiveness of this offering, a registration statement on Form S-8 under the Securities Act covering all shares of common stock reserved for issuance under our equity incentive plan. Shares of common stock issued upon exercise of options under the Form S-8 will be available for sale in the public market, subject to limitations under Rule 144 applicable to our affiliates and subject to the lock-up agreements described above.
Registration Rights
Pursuant to various shareholders agreements among certain purchasers of our common stock, Mr. Leonhardt and us, the holders of an aggregate of 13,006 shares of our common stock outstanding immediately after this offering and the holders of warrants to purchase an aggregate of 2,026,487 shares of our common stock subject to certain vesting conditions are entitled to include their shares in any registration statement we file under the Securities Act to register any of our securities, subject to exceptions, and also to include those shares in any underwritten offering contemplated by that registration statement.
These registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in the offering. In addition, no shareholder will have any rights under the agreement to include shares in a registration statement if all shares held by such holder may be sold pursuant to Rule 144 under the Securities Act in any three month period.
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Indication of Interest from Executive Chairman
Our Executive Chairman has expressed an interest in purchasing up to an aggregate of 114,286 shares of our common stock in the offering at the assumed initial public offering price of $5.25 per share. Assuming such purchase, our Executive Chairman individually and our current executive officers and directors as a group will beneficially own 32.6% and 46.2%, respectively, of our outstanding common stock, based on 14,447,138 shares of common stock outstanding after giving effect to sale of 1,100,000 shares of our common stock in this offering.
The purchase of shares by our Executive Chairman in the offering, if consummated, will reduce the public float and may adversely affect the liquidity of the trading market for our common stock from what it would have been had these shares been purchased by unaffiliated investors. Because this indication of interest is not a binding agreement or commitment to purchase, our Executive Chairman may elect not to purchase any shares in this offering.
Extension of Term of Bank of America Loan
Bank of America, N.A. has indicated that it intends to extend the maturity date of the $5.0 million term loan we borrowed from Bank of America on June 1, 2007 (the “Bank of America Loan”) from January 31, 2008 until May 31, 2008. It is our understanding that the bank is in the process of documenting the extension and securing the consent of the Guarantors (defined below) to extend the terms of their guarantees and/or collateral advances. The Bank of America Loan bears interest at the prime rate plus 1.5%.
The Bank of America Loan is secured by approximately $5.5 million of collateral provided to Bank of America by our Executive Chairman and his spouse, two of our directors and two of our shareholders (collectively, the “Guarantors”). As we are precluded under our senior loan agreement with BlueCrest Capital Finance, L.P. from making any payments due under the Bank of America Loan while the BlueCrest loan is outstanding, the Guarantors have agreed, for our benefit, to provide Bank of America in the aggregate up to $5.5 million of funds and/or securities to make these payments. As of January 31, 2008, the Guarantors paid an aggregate of $315,000 of interest on the Bank of America Loan on our behalf. We have agreed to reimburse the Guarantors with interest at an annual rate of the prime rate plus 5.0% for any and all payments made by them under the Bank of America Loan as well as to pay them certain cash fees in connection with their provision of security for the Bank of America Loan. We have agreed to pay these amounts to the Guarantors upon our repayment in full of the BlueCrest Loan, which is scheduled to mature in May 2010.
Press Release Regarding the 4th Annual Meeting of Cell Therapy for Cardiovascular Disease
On February 8, 2008, the Adult Stem Cell Research Network, a project of the Cell Therapy Foundation, published a press release, the full text of which is reproduced below, regarding preclinical and clinical data presented at the 4th Annual Meeting of Cell Therapy for Cardiovascular Disease held at Columbia University in January 2008. Certain of the preclinical and clinical data discussed in the press release is from trials that we have sponsored. We are a member of the Cell Therapy Foundation and were provided with the opportunity to review and provide comments to this press release.

Press Release
New Victories for Adult Stem Cell Research
Scientists make headway in treating damaged hearts with muscle, fat and bone marrow cells
February 6, 2008, New York — The Adult Stem Cell Research Network announced that new clinical and pre-clinical data on adult stem cells was presented at the 4th Annual Meeting of Cell Therapy for Cardiovascular Disease Sponsored by the Cardiovascular Research Foundation. Held at Columbia University, it attracted over 300 attendees from around the world.
Adult Muscle Stem Cells — Myoblasts
Two studies show encouraging promise in using adult muscle stem cells derived from a patient’s own thigh tissue to treat advanced heart failure. Dr. Warren Sherman of Columbia University and Dr. Nabil Dib of the University of California, San Diego presented data on this approach, which has been used to treat over 300 patients in clinical trials since 2000. The procedure involves delivering cells via a thin plastic tube with an injection needle on the tip, inserted in the patients groin and directed to the inside of the heart in order to grow new muscle in the heart’s scar tissue. Dr. Sherman presented final one year results of the MYOHEART trial sponsored by Bioheart, Inc., in which 83 percent of patients treated in this manner with adult muscle stem cells, also known as myoblasts, improved. Only 17 percent remained unchanged or worsened. “Eighty-three percent of myoblast treated heart failure patients improving compares favorably with the 369 patient ‘gold-standard’ bi-ventricular pacer study where approximately 55 percent of the 187 treated patients showed improvement in NYHA Class or quality of life score as compared to only 40 percent improvement for the 182 control patients who were on drug therapy alone,” stated Dr. Sherman. A separate study led by Dr. Nabil Dib, sponsored by Advanced Cell Therapy, Inc., showed similar results, and both groups have now moved onto Phase II/III placebo controlled trials currently in the process of enrolling together more than 495 patients. The procedure (16 injections in a cardiac cath lab) takes about 45 minutes.
Adipose Derived Stem Cells
Dr. Keith March of the Indiana University Medical Center, Indiana Center for Vascular Biology and Medicine, Professor Patrick Serruys of the ThoraxCentre, Rotterdam, Netherlands, and Francisco Fernandez-Avilés of Madrid, Spain all presented data related to the use of stem cells derived from a patient’s own adipose (fat) tissue. Pre-clinical studies have demonstrated improved blood flow and a reduction of scar size when adipose derived stem cells are provided within a short time period following the heart attack by coronary infusion. Dr. March presented data that two cell types, adipose stem cells and endothelial progenitor cells, work in partnership to provide much more blood flow than either cell type can alone. Clinical studies of cells from adipose tissue have begun at a number of centers worldwide. “We are very interested to see that cells from adipose tissue are being tested in these early trials,” said Dr. March, noting that “the use of one’s own cells from fat tissue is potentially a very practical approach.” Various studies are being sponsored separately by Cytori Therapeutics, Inc., Tissue Genesis, Inc. and Bioheart, Inc.
Bone Marrow Derived Stem Cells
Dr. Andreas M. Zeiher, MD, of the University of Frankfurt (Frankfurt, Germany), and a number of other researchers provided both pre-clinical and clinical data from the use of bone marrow derived cells. These cells seem to function primarily by promoting growth of new blood vessels, which can help preserve tissue following a heart attack. Data from clinical studies of hundreds of patients has demonstrated a noticeable improvement in heart function, especially in patients whose hearts start with low pumping ability. More clinical studies are in progress. Sponsors of bone marrow cell studies include Osiris Therapeutics and Boston Scientific Guidant.

Modified Adult Stem Cells
Dr. Marc Penn from Cleveland Clinic presented pre-clinical data demonstrating that adult muscle stem cells (myoblasts) modified to overexpress SDF-1 (stromalderived factor-1) are able to achieve significant improvements in the pumping ability of the heart. Myoblasts alone in his study provided a 27 percent improvement of the pumping ability of the damaged animal hearts he treated, while SDF-1 modified myoblasts provided a 54 percent improvement. Dr. Penn is very optimistic about the future of such heart therapies. “Clearly this is a multi-year process,” he says. “We’re only in Phase I, but the excitement over this treatment is a direct result of past successes. [Through stem cell research,] we’re getting to where we can not only help victims live after an attack, but can improve heart functioning and help them live more meaningful lives. We desperately need this research.” Many years of lab and animal research have now led to an application with the FDA for human clinical studies of this modified stem cell composition derived from a patient’s own thigh muscle. Bioheart, Inc. is sponsoring the pre-clinical development of this composition for treating advanced heart failure.
Many of the researchers whom presented at the Columbia meeting are members of the Adult Stem Cell Research Network, a project of the Cell Therapy Foundation. For further information on adult stem cell research or the Cell Therapy Foundation and upcoming fund raising events, please contact Brent Clifton, Executive Director at bclifton@celltherapyfoundation.org. Plans are in the works for a fund raising dinner in New York in the near future.
ABOUT THE ADULT STEM CELL RESEARCH NETWORK
The Adult Stem Cell Research Network (http://www.ascrnetwork.org) is a project of the Cell Therapy Foundation dedicated to connecting researchers with research. The Cell Therapy Foundation’s focus is to advance adult stem cell research and increase public awareness of progress in the field, ultimately improving human lives.
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For more information please contact:
media@celltherapyfoundation.org
sponsorships@celltherapyfoundation.org
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WE HAVE FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”) FOR THE OFFERING REFERRED TO IN THIS COMMUNICATION. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS WE HAVE FILED WITH THE COMMISSION FOR MORE COMPLETE INFORMATION ABOUT US AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK BELOW. ALTERNATIVELY, WE, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING REBECCA BELICEK OF DAWSON JAMES SECURITIES, INC. AT (561) 208-2192.